# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Foundation, Inc., CIK 0001413837
CUSIP: 32026V104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Cresent Court, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-000603
Filed by CIK 0001867831

## Reporting persons
- North Reef Capital Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,609,000; sole dispositive power 0; shared dispositive power 5,609,000; aggregate amount beneficially owned 5,609,000 (6.8% of the class)
- North Reef Capital Management GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,609,000; sole dispositive power 0; shared dispositive power 5,609,000; aggregate amount beneficially owned 5,609,000 (6.8% of the class)
- James Hanna: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 5,609,000; sole dispositive power 0; shared dispositive power 5,609,000; aggregate amount beneficially owned 5,609,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: First Foundation, Inc.
Address of issuer's principal executive offices: 200 Cresent Court, Suite 1400, Dallas, TEXAS, 75201

## Item 2. Person Filing
Name of person filing: North Reef Capital Management L.P.
Address of principal business office or, if none, residence:
1833 South Coast Highway, Suite 210
Laguna Beach, California 92651
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,609,000
Percent of class: 6.8%
Shared power to vote or to direct the vote: 5,609,000
Shared power to dispose or to direct the disposition: 5,609,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- North Reef Capital Management L.P.: /s/ Daniel Locasto, Chief Compliance Officer (04/22/2025)
- North Reef Capital Management GP LLC: /s/ James Hanna, Managing Member (04/22/2025)
- James Hanna: /s/ James Hanna, James Hanna (04/22/2025)